Exhibit 3
Form of Certificate of Designation



CERTIFICATE OF DESIGNATION
(Pursuant to NRS 78.1955)


                           Certificate of Designation
                         Form Nevada Profit Corporations
                            (Pursuant to NRS 78.1955

     1. Name of Corporation: Ecoloclean Industries, Inc.

     2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

RESOLVED: That the Company is authorized issue One Million (1,000,000) Shares of 2007 Series A Preferred Shares with each preferred share having One Hundred
(100) votes per share at any meeting of the shareholders where votes are submitted and will be convertible into common shares Thirty (30) shares of Common Stock for each (1) share of Preferred stock at the election of the holder. The common shares, into which the Series "A" Preferred shares are convertible, will not be subject to any future reduction in the number underlying common shares into which these preferred shares are convertible by virtue of any reverse stock splits or recapitalizations.

     3. Effective date of filing: March 1, 2007


     4. Officer Signature:                                  /s/ Royis Ward
                                                           ---------------------
                                                           Royis Ward, President